--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                             BANNER AEROSPACE, INC.
                           (NAME OF SUBJECT COMPANY)

                             BANNER AEROSPACE, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   066525106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                             DONALD E. MILLER, ESQ.
                              45025 AVIATION DRIVE
                                   SUITE 400
                             DULLES, VA 20166-7516
                                GENERAL COUNSEL
                                 (703) 478-5790
  (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                              JAMES J. CLARK, ESQ.
                            CAHILL GORDON & REINDEL
                                 80 PINE STREET
                               NEW YORK, NY 10005
                                 (212) 701-3000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Banner Aerospace, Inc. a Delaware corporation (the "Company"), and the address of its principal executive offices is 45025 Aviation Drive, Suite 300, Dulles, VA 20166-7516. The title of the class of equity securities to which this statement relates is the Common Stock, par value $1.00 per share (the "Common Stock") of the Company.

ITEM 2. TENDER EXCHANGE OFFER OF THE BIDDER

  This statement relates to the tender offer by The Fairchild Corporation, a Delaware corporation ("Fairchild"), to exchange, for each properly tendered share of Common Stock, a number of shares of Fairchild's Class A common stock, par value $0.10 per share, equal to the quotient of $12.50 divided by $20.675, up to a maximum of 4,000,000 shares of Common Stock, disclosed in a Tender Offer Statement on Schedule 14D-1 filed by Purchaser on May 11, 1998 (the "Schedule 14D-1") and upon the terms and subject to the conditions set forth in the Prospectus (the "Prospectus") that is contained in the Registration of Form S-4 (Registration Statement No. 333-47907 filed by Fairchild on March 13, 1998 and the related Letter of Transmittal (which collectively constitute the "Exchange Offer" and are contained within the Schedule 14D-1). The Schedule 14D-1 states that the address of Fairchild's principal executive offices is 45025 Aviation Drive, Suite 300, Dulles, VA 20166-7556.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  The Company is a subsidiary of Fairchild. Fairchild owns approximately 66% of the outstanding Common Stock of the Company. Jeffrey J. Steiner, the Chairman of the Board, Chief Executive Officer and President of the Company is also the Chairman of the Board, Chief Executive Officer and President of Fairchild. The Company is a party to several agreements with Fairchild.

  Contracts and Arrangements between the Company, Fairchild and Jeffrey J. Steiner.

  The Company paid to Fairchild and its affiliates $1,246,000, $456,000 and $276,000 during fiscal 1997, 1996 and 1995, respectively, for various expenses such as rent, tax, legal and communication services. The Company paid to Fairchild $231,000 during the nine-month period ended December 31, 1997 for rent, tax and legal services. All services are and have been in the ordinary course of business and were included in selling, general and administrative expenses. The Company had sales of products to Fairchild of $122,000, $48,000 and $28,000, and purchases of products from Fairchild of $9,384,000, $5,522,000 and $4,814,000, in fiscal 1997, 1996 and 1995, respectively, all in the ordinary course of business. The Company had sales of products to Fairchild of $95,000 and purchases of products from Fairchild of $15,560,000 for the nine months ended December 31, 1997.

  The Company has an agreement with Fairchild to lease approximately 10,000 square feet of office space in the Fairchild building for an annual rate of approximately $170,000 with a 3% escalation per year for a term of ten years with an option to terminate the lease after five years.

  The Company has a letter agreement with Fairchild in which Fairchild provides tax preparation and consulting services to the Company. The annual fee for the tax services rendered is approximately $103,000. In addition, immediately prior to the 1990 public offering ("IPO"), Fairchild and the Company entered into a Tax Indemnity Agreement whereby Fairchild agreed to indemnify the Company from and against any federal, state, local and foreign income, franchise, withholding and alternative minimum taxes (including interest, additions to tax and penalties with respect thereto) for periods ending on or before the closing of the IPO. The Company, in turn, agreed to pay Fairchild for any tax savings it realized after the IPO as a result of adjustments to, or utilization of net operating loss or tax credit carryforwards attributable to, income tax returns for prior periods.

  Pursuant to a letter agreement with Fairchild, the Company uses the services of attorneys who are employed by Fairchild to provide certain legal services to the Company. This agreement is on a month-to-month basis. The Company pays Fairchild approximately $12,500 a month for such services.

  As long as Fairchild owns 15% or more of the issued and outstanding shares of the Common Stock, it has the unlimited right to require the Company to use its best efforts pursuant to a registration rights agreement to register under the agreement all shares of Common stock beneficially owned by Fairchild at any time and from time to time, at Fairchild's expense. In addition, Fairchild has piggyback registration rights that are subject to certain limitations.

  The Company is a party to several agreements with Fairchild which provide for various methods of expense sharing related to combined sales and marketing efforts to obtain customers in foreign countries. As of December 31, 1997, the Company had contributed less than $125,000 under these agreements. Fairchild and the Company will share commission income to the extent commissions exceed expenses. No such commissions have been received to date. In addition, the Company pays for a chartered aircraft to a company 51% owned by an immediate family member of Mr. Jeffrey Steiner. Costs for such flights charged to the Company are comparable to those charged in arm's length transactions between unaffiliated third parties. Payments by the Company for the use of the chartered aircraft for fiscal year ended March 31, 1997 were approximately $137,000 and were approximately $36,000 for the nine months ended December 31, 1997.

  Mr. Jeffrey J. Steiner has a three-year employment agreement with the Company which became effective September 9, 1992; however, each year the remainder of the term of Mr. Steiner's employment is extended for an additional one-year period unless either party gives timely notice of its or his intention not to extend further the term of the employment agreement. The employment agreement provides for a base salary of not less than $250,000 per annum and also provides for participation in the Company's bonus plan, retirement plan, and other executive benefits.

  Interests of Certain Persons and Stockholdings of Certain Officers and Directors.

  As a result of the composition of the Board of Directors and security ownership of Purchaser discussed below and Purchaser is able to exert substantial control over the Company which would be increased upon consummation of the Exchange Offer.

  Directors and Officers. Directors and officers of Fairchild comprise three of the nine members of the Company's Board. Michael T. Alcox, a director of the Company, is Vice President and a director of Fairchild; Eric I. Steiner, Senior Vice President and a director of the Company, is Executive Vice president, Chief Operating Officer and a director of Fairchild and is the son of Jeffrey J. Steiner; and Jeffrey J. Steiner, Chairman, Chief Executive Officer, President and a director of the Company, is Chairman, Chief Executive Officer and President of Fairchild and a director of Fairchild and RHI and is the father of Eric I. Steiner. Philippe Hercot, a director of the Company, is the son-in-law of Jeffrey J. Steiner. Donald E. Miller is the General Counsel of both the Company and Fairchild.

  Security Ownership. Fairchild currently owns 14,180,610 shares of Common Stock, representing approximately 66% of the outstanding Common Stock. In addition, Fairchild owns 3,170,839 shares of Series A Convertible Paid-In-Kind Preferred Stock of the Company (the "Preferred Stock") which is convertible into Common Stock on a one for one basis.

  Other Actual or Potential Conflicts of Interest.

  No Arms' Length Negotiation. The Exchange Offer price equal to the quotient of $12.50 divided by 20.675 payable in shares of Fairchild's Class A common stock, was established by Fairchild and is not the result of arms' length negotiations between the Company and Fairchild. The Company has not retained any unaffiliated person to represent stockholders. If an unaffiliated person had been engaged to represent stockholders, the terms and Exchange Offer might have been different and the unaffiliated person might have been able to negotiate a higher price to be paid in the Exchange Offer.

  (b) By reason of the relationships and other factors more fully discussed above, the Company has conflicts of interest in considering the Exchange Offer.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  As discussed in Item 3 above, the Company and its Board of Directors may have conflicts of interest with respect to the Exchange Offer. For this reason, the Company and its Board of Directors express no opinion and are not making any recommendation as to whether stockholders should tender their Common Stock in response to the Exchange Offer. STOCKHOLDERS SHOULD EXERCISE THEIR OWN JUDGMENT, ON THE ADVICE OF THEIR OWN FINANCIAL ADVISORS AND LEGAL COUNSEL, IN EVALUATING THE EXCHANGE OFFER.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  Neither the Company nor any person acting on its behalf has employed, retained or compensated or intends to employ, retain or compensate any person or class of persons to make solicitations or recommendations to stockholders on its behalf concerning the Exchange Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) The Company has not effected any transactions in the shares of Common Stock during the past 60 days, and is not aware of any other transactions in Common Stock during the past 60 days by any of its executive officers, directors, affiliates or subsidiaries.

  (b) Certain officers and directors of Banner own Banner Shares and options to purchase Banner Shares. Such officers and directors of Banner may on an individual basis, decide to tender their Banner Shares or Banner Shares exerciseable upon exercise of such options.

  Fairchild does not intend to tender any shares of Common Stock it owns in the Exchange Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) No negotiation is being undertaken or is underway by the Company in response to the Exchange Offer which relates to or would result in:

    (1) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company;

    (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

    (3) a tender offer for or other acquisition of securities by or of the Company; or

    (4) any material change in the present capitalization or dividend policy of the Company.

  (b) There is no transaction, board resolution, agreement in principle or a signed contract in response to the Exchange Offer which relates to or would result in one or more of the matters referred to in Item 7(a)(1), (2), (3) or
(4).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  Not applicable.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT                            DESCRIPTION
-------                            -----------

99.1      Letter, dated May 11, 1998 from the Company to its stockholders.

99.2      Tax Service Agreement between The Fairchild Corporation and the
          Company, dated December 15, 1997.

99.3      Attorney Service Agreement between The Fairchild Corporation and the
          Company, dated July 18, 1997.

99.4      Lease between Banner Aerospace, Inc. as tenant, and RHI Holdings, Inc.
          as landlord, dated April 1, 1996. (Incorporated by reference from Exhibit 10.1(r) to the Company's Annual Report on Form 10-K for the year ended March 31, 1997).

99.5      Stock Issuance and Expense Sharing Agreement by and among Banner
          Aerospace, Inc., RHI Holdings, Inc. and Aero International, Inc., dated October 31, 1996. (Incorporated by reference from Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, dated February, 1997).

99.6      Tri-Fast Partnership Agreement between Banner Aerospace, Inc. RHI
          Holdings, Inc. and Edwards Lock management Corporation dated November
          19, 1996. (Incorporated by reference from Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q, dated February, 1997).

99.7      Employment Agreement between the Company and Jeffrey J. Steiner.
          (Incorporated by reference from Exhibit 10(iii)(g) to the Company's
          Annual Report on Form 10-K dated June 28, 1993).

99.8      Registration Rights Agreement, as amended, between Banner Aerospace,
          Inc. and Banner Aerospace Holding Company II, Inc., dated March 12,
          1996.

99.9      Tax Indemnity Agreement between The Fairchild Corporation, Banner
          Aerospace Holding Company I, Inc. and Banner Aerospace, Inc.
          (Incorporated by reference from Exhibit 10(i)(d) included in the Company's Annual Report on Form 10-K dated June 28, 1991.)

99.10     Registration Rights Agreement between Banner Aerospace Holding Company
          II. Inc. and Banner Aerospace, Inc. (Incorporated by reference from
          Exhibit 10(i)(e) included in the Company's Annual Report on Form 10-K dated June 28, 1991.)

99.11     Transitional Agreement between The Fairchild Corporation and Banner
          Aerospace, Inc. (Incorporated by reference from Exhibit 10(i)(f) included in the Company's Annual Report on Form 10-K dated June 28,
          1991.)


--------------------

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 1998

                                          BANNER AEROSPACE, INC.

                                             /s/ Donald E. Miller
                                          By:__________________________________
                                             Name: Donald E. Miller
                                             Title: General Counsel